FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * ICE, CARL R. (Last) (First) (Middle) Burlington Northern Santa Fe Corporation 2650 Lou Menk Drive (Street) Fort Worth, TX 76131-2830 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Burlington Northern Santa Fe Corporation (BNI) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) 12/03/02 5. If Amendment, Date of Original (Month/Day/Year) /

 6. Relationship of Reporting Person(s) to Issuer

     (Check all applicable)

      Director

      10% Owner

   X   Officer (give title below)

      Other (specify below)

   Executive Vice President and Chief Operations Officer

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

   X   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, $0.01 par value	01/17/02	01/17/02	D	V	25,440(a)	D
Common Stock, $0.01 par value	04/25/02	04/25/02	A	V	7,700(b)	A
Common Stock, $0.01 par value	04/25/02	04/25/02	A	V	7,700(c)	A
Common Stock, $0.01 par value	12/03/02	12/03/02	F		1,707(d)	D	$25.52	54,451	D
								615	I	Indirect by Daughter
								615	I	Indirect by Son

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy) with tandem withholding rights	$27.55	04/25/02	04/25/02	A	V	24,791(e)		04/25/03	04/25/12	$0.01 par value Common Stock	24,791
Employee Stock Option (Right to Buy) with tandem withholding rights	$27.55	04/25/02	04/25/02	A	V	24,790(e)		04/25/04	04/25/12	$0.01 par value Common Stock	24,790
Employee Stock Option (Right to Buy) with tandem withholding rights	$27.55	04/25/02	04/25/02	A	V	24,790(e)		04/25/05	04/25/12	$0.01 par value Common Stock	24,790		74,371	D
Employee Stock Option (Right to Buy) with tandem withholding rights	$27.55	04/25/02	04/25/02	A	V	1,210(e)		04/25/03	04/25/12	$0.01 par value Common Stock	1,210
Employee Stock Option (Right to Buy) with tandem withholding rights	$27.55	04/25/02	04/25/02	A	V	1,210(e)		04/25/04	04/25/12	$0.01 par value Common Stock	1,210
Employee Stock Option (Right to Buy) with tandem withholding rights	$27.55	04/25/02	04/25/02	A	V	1,209(e)		04/25/05	04/25/12	$0.01 par value Common Stock	1,209		3,629	D

 Explanation of Responses:
(a) A performance-based grant of 25,440 shares of restricted stock on 01/18/1996, pursuant to the Burlington Northern Santa Fe 1996 Stock Incentive Plan (the “1996 Plan”) was cancelled on 01/17/02 because the performance-related criteria were not met.  The figure reflects the effect of the September 1, 1998 split of common stock, three-for-one through a stock dividend in which two shares were distributed for each share held as of August 17, 1998.

(b) The reporting person received a grant of 7,700 shares of restricted stock on 04/25/2002, pursuant to the Burlington Northern Santa Fe 1999 Stock Incentive Plan (the “1999 Plan”), with vesting contingent upon continued employment.

(c) The reporting person received a grant of 7,700 shares of restricted stock on 04/25/2002, pursuant to the 1999 Plan, with vesting contingent upon performance-based measures.

(d) The reporting person received a grant of 6,000 shares of restricted stock on 12/03/1997 pursuant to the 1996 Plan.  The 1996 Plan provided for the lapse of restrictions on shares on 12/03/2002; the reporting person elected to withhold 1,707 shares, to satisfy withholding tax liabilities, incident to the lapse of restrictions in accordance with Rule 16b-3.

(e) Stock option grant pursuant to the 1999 Plan in a transaction exempt under Rule 16b-3.

/s/ Carl R. Ice ** Signature of Reporting Person	December 5, 2002 Date

Carl R. Ice

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002